UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   May 4, 2010

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On May 4, 2010, Alliant Energy Corporation (the "Alliant Energy") issued a press release announcing its earnings for the first quarter ended March 31, 2010. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release the following non-GAAP (accounting principles generally accepted in the United States of America) financial measures. Alliant Energy believes the following non-GAAP measures are useful to investors because they provide an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of non-cash charges that Alliant Energy does not expect to recur in future periods, and to provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses income and earnings per share excluding non-recurring income tax items to determine incentive compensation.

- 2010 and 2009 first quarter income and earnings per share excluding non-recurring income tax items.

In addition, Alliant Energy included in the press release the following non-GAAP financial measures. Alliant Energy believes the following non-GAAP measures are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

- 2010 and 2009 first quarter Interstate Power and Light Company, Wisconsin Power and Light Company, utility, and non-regulated and parent earnings per share.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated May 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: May 4, 2010   By: /s/ Thomas L. Hanson
                                                   Thomas L. Hanson
                                                   Vice President-Controller and
                                                   Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated May 4, 2010

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated May 4, 2010.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane, Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE	Media Contact:	Scott Reigstad (608) 458-3145
	Investor Relations:	Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES FIRST QUARTER 2010 RESULTS

MADISON, Wis. – May 4, 2010 – Alliant Energy Corporation (NYSE: LNT) today announced first quarter consolidated earnings as follows:

	First Quarter	
	2010	2009
Adjusted (non-GAAP) Operating Results:		
Net Income ($ millions)	**$50.5**	$32.2
Earnings per share	**$0.45**	$0.30
GAAP Earnings:		
Net Income ($ millions)	**$43.4**	$72.6
Earnings per share	**$0.39**	$0.66

Alliant Energy's 2010 first quarter non-GAAP EPS were $0.45 per share, which was $0.15 per share higher than the first quarter of 2009. Earnings for Alliant Energy's utility business were positively impacted by retail rate increases, weather and lower capacity costs. The positive EPS drivers were partially offset by higher depreciation and interest expense as a result of capital expenditures, an under-recovery of fuel-related costs at WPL and lower allowance for funds used during construction (AFUDC) due to lower wind construction work in progress balances.

"Our first quarter operating results were in line with our expectations" said Bill Harvey, Alliant Energy Chairman, President, and CEO. "Our focus for the remainder of 2010 includes continued cost controls to allow the utilities to earn authorized returns; work with various stakeholders in Wisconsin, Iowa and Minnesota to achieve fair and balanced regulatory outcomes; and continued strategic investment in wind, energy efficiency, and environmental controls while providing safe and reliable utility service."

Earnings per share (EPS) for the utility, non-regulated, and parent were impacted by a total of $0.06 per share of charges in the first quarter of 2010 and $0.36 per share of income in the first quarter of 2009 for various non-recurring, non-cash income tax items. EPS amounts recorded in the first quarter of 2010 and 2009 are as follows:

	Q1 GAAP EPS (includes non-recurring income tax items)		Adjustments: Non-recurring income tax items		Q1 non-GAAP EPS (excludes non-recurring income tax items)	
	2010	2009	**2010**	2009	**2010**	2009
Interstate Power and Light Co. (IPL)	**$0.05**	$0.34	**($0.03)**	$0.30	**$0.08**	$0.04
Wisconsin Power and Light Co. (WPL)	**0.33**	0.28	**(0.03)**	0.02	**0.36**	0.26
Non-regulated and Parent	**0.01**	0.04	--	0.04	**0.01**	--
	$0.39	$0.66	**($0.06)**	$0.36	**$0.45**	$0.30

	Q1 GAAP Net Income (includes non-recurring income tax items)		Adjustments: Non-recurring income tax items		Q1 non-GAAP net income (excludes non-recurring income tax items)	
	2010	2009	**2010**	2009	**2010**	2009
IPL	**$5.8**	$37.8	**($3.7)**	$32.7	**$9.5**	$5.1
WPL	**36.2**	30.5	**(3.1)**	2.4	**39.3**	28.1
Non-regulated and Parent	**1.4**	4.3	**(0.3)**	5.3	**1.7**	(1.0)
	$43.4	$72.6	**($7.1)**	$40.4	**$50.5**	$32.2

A summary of Alliant Energy's first quarter of 2010 GAAP results compared to 2009 GAAP results is as follows (net income in millions):

	2010		2009	
	Net Income	EPS	Net Income	EPS
IPL	$5.8	$0.05	$37.8	$0.34
WPL	36.2	0.33	30.5	0.28
Subtotal for Utilities	42.0	0.38	68.3	0.62
Non-regulated and Parent	1.4	0.01	4.3	0.04
	$43.4	**$0.39**	**$72.6**	**$0.66**

Additional details regarding Alliant Energy's first quarter GAAP EPS for 2010 and 2009 are as follows:

	IPL	WPL	Variance
Utility operations:			
Non-recurring income tax items in Q1 2010 and Q1 2009	($0.33)	($0.05)	($0.38)
Electric and gas retail rate increases at WPL	--	0.14	0.14
Electric retail rate increases at IPL	0.11	--	0.11
Higher depreciation and interest expense	(0.05)	(0.03)	(0.08)
Retail fuel-related impacts at WPL in Q1 2010	--	(0.05)	(0.05)
Higher incentive-related compensation costs	(0.02)	(0.01)	(0.03)
AFUDC (primarily due to wind projects)	(0.04)	0.01	(0.03)
Lower purchased electricity capacity costs at WPL	--	0.03	0.03
Higher electric transmission service expense at IPL	(0.02)	--	(0.02)
Net impact of weather and weather hedges in Q1 2010	0.02	--	0.02
Impact of wholesale customer settlement at WPL in Q1 2010	--	0.02	0.02
Other	0.04	(0.01)	0.03
Total utility operations	**(0.29)**	**0.05**	**(0.24)**
Non-regulated operations and Parent			
Non-recurring income tax items in Q1 2009			(0.04)
RMT (including WindConnect®)			0.01
Total non-regulated operations and Parent			**(0.03)**
			($0.27)

The following comments further explain selected drivers of earnings performance during the first quarter of 2010 versus 2009:

Non-recurring income tax impacts: In March 2010, U.S. federal healthcare legislation was enacted, which reduces Alliant Energy's, IPL's and WPL's tax deductions for retiree health care costs beginning in 2013, to the extent that prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Due to enactment of this legislation in the first quarter of 2010, Alliant Energy recorded deferred income tax expense of $0.06 per share, which consisted of deferred income tax expense of $0.03 per share for IPL and $0.03 per share for WPL.

In February 2009, legislation was enacted in Wisconsin, which requires all Alliant Energy companies to file as members of a unitary return in Wisconsin beginning with the 2009 calendar year tax return. As a result of implementing this legislation and related state filing changes, net tax benefits (expenses) of $0.32, ($0.05), and $0.09 per share were recorded in the first quarter of 2009 for the utility, non-regulated operations and Parent, respectively.

Electric and gas retail rate increases: On March 20, 2010, IPL implemented interim rates as part of its retail electric rate case in Iowa filed on March 10, 2010. The $119 million annualized interim rate increase is expected to recover higher electric transmission service expenses and a return on the investment in and recovery of expenses for, the Whispering Willow - East wind project, which was placed in service at the end of 2009, as well as other infrastructure investments.

On March 27, 2009, IPL implemented interim rates as part of its retail electric rate case in Iowa filed on March 17, 2009. The $84 million annualized interim rate increase was in place until final rates were in effect on February 10, 2010, at which time IPL was allowed to continue the $84 million annualized rate increase from customers. In addition, IPL was allowed to recover $24 million annually through the amortization of regulatory liabilities.

On January 1, 2010, WPL implemented new retail electric and gas rates as a result of its rate case, filed in May 2009. The $65 million annualized rate increase includes an adjustment for lower sales net of variable fuel expenses, return on one-half of the average 2010 Bent Tree – Phase I wind project construction costs, and higher pension costs incurred in 2009.

Retail fuel-related impacts at WPL: On April 30, 2010, WPL filed a fuel rate adjustment request since it has experienced higher fuel costs than projected and reflected in rates established in January 2010. WPL expects to begin collecting fuel-related costs at a higher interim rate approximately 30 days after customer notice.

2010 Earnings Guidance

Alliant Energy is affirming its 2010 earnings guidance, which excludes charges associated with non-recurring income tax impacts discussed throughout this release.

Utility	$2.35 – $2.55
Non-regulated and Parent	0.10 – 0.20
Alliant Energy	**$2.45 – $2.75**

The guidance does not include the impacts of any non-cash valuation adjustments, any charges resulting from federal healthcare legislation, future regulatory-related charges or credits resulting from decisions by regulators, reorganization or restructuring charges, future changes in laws or regulations, future adjustments made to deferred tax asset valuation allowances, adverse impacts of pending lawsuits and disputes, or changes in accounting principles that may impact the reported results of Alliant Energy.

Drivers for Alliant Energy's 2010 earnings guidance include, but are not limited to:
- No refund reserves related to IPL's interim rates in Iowa and Minnesota
- Stable economy and resulting implications on utility sales
- Normal weather and operating conditions in its utility service territories
- Ability to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- Ability of IPL and WPL to recover their operating costs, deferred expenditures and capital expenditures, and to earn a reasonable rate of return in future rate proceedings
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's wind projects and environmental expenditure plans
- Ability to utilize federal net operating losses and federal credit carryforwards
- RMT, Inc.'s (RMT's) estimated market share and project execution

Earnings Conference Call

A conference call to review the first quarter of 2010 results is scheduled for Tuesday, May 4th at 9:00 a.m. central daylight time. Alliant Energy Chairman, President and Chief Executive Officer Bill Harvey and Executive Vice President - Chief Financial Officer and Treasurer Patricia Kampling will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and the conference call, Alliant Energy posted supplemental materials on its website. A replay of the call will be available through May 11, 2010, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC, the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 412,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy, tax and health care legislation, and of regulatory agency orders;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, deferred expenditures and capital expenditures, including any construction costs incurred over the predetermined level included in the advanced rate making principles for IPL's Whispering Willow - East wind project, costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payment of expected levels of dividends;
- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins and ability to collect unpaid bills;
- weather effects on results of operations;
- developments that adversely impact the ability to implement strategic plans including unanticipated issues in connection with construction and operation of IPL's and WPL's new wind generating facilities, WPL's potential purchases of the Riverside Energy Center and Wisconsin Electric Power Company's 25% interest in the Edgewater Generating Station Unit 5, and unfavorable regulatory outcomes;
- successful resolution of the pending challenge to the approval by the Public Service Commission of Wisconsin (PSCW) of WPL's Bent Tree - Phase I wind project;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact that fuel and fuel-related prices and other economic conditions may have on IPL's and WPL's customers' demand for utility services;
- impacts that storms or natural disasters in IPL's and WPL's service territories may have on their operations and recovery of and rate relief for costs associated with restoration activities;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations, the ability to defend against environmental claims brought by state and federal agencies, such as the U.S. Environmental Protection Agency, or third parties, such as the Sierra Club, and the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;
- the ability to continue cost controls and operational efficiencies;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions,

including those that contain a proposed greenhouse gas cap-and-trade program;
- continued access to the capital markets on competitive terms and rates;
- inflation and interest rates;
- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of weather hedges on earnings;
- sales and project execution for RMT, the level of growth in the wind and solar development market and the impact of the American Recovery and Reinvestment Act of 2009, and pending legislation;
- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments from RTOs and recovery of costs incurred;
- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the purported shareowner derivative complaint stemming from the Exchangeable Senior Notes due 2030;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- Alliant Energy's ability to sustain its dividend payout ratio goal;
- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;
- access to technological developments;
- any material post-closing adjustments related to any past asset divestitures;
- increased retirement and benefit plan costs;
- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- any difficulties arising out of implementation of the enterprise resource planning software at RMT;
- the ability to utilize tax capital losses, tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;
- the ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows;
- the direct or indirect effects resulting from terrorist incidents or responses to such incidents; and
- factors listed in the "2010 Earnings Guidance" section of this press release.

Without limitation, the expectations with respect to 2010 Earnings Guidance in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Note: *Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Quarter Ended March 31,	
	2010	2009
	(dollars in millions, except per share amounts)	
Operating revenues:		
Utility:		
Electric	**$604.9**	$608.1
Gas	**224.9**	264.6
Other	**17.6**	31.0
Non-regulated	**43.9**	46.2
	891.3	949.9
Operating expenses:		
Utility:		
Electric production fuel and energy purchases	**210.4**	254.6
Purchased electric capacity	**63.3**	67.8
Electric transmission service	**62.3**	58.7
Cost of gas sold	**156.4**	199.1
Other operation and maintenance	**150.5**	160.5
Non-regulated operation and maintenance	**38.6**	44.5
Depreciation and amortization	**74.9**	65.1
Taxes other than income taxes	**25.7**	25.9
	782.1	876.2
Operating income	**109.2**	73.7
Interest expense and other:		
Interest expense	**40.7**	35.7
Equity income from unconsolidated investments, net	**(9.8)**	(9.2)
Allowance for funds used during construction	**(3.9)**	(9.5)
Interest income and other	**(0.8)**	(1.7)
	26.2	15.3
Income before income taxes	**83.0**	58.4
Income tax expense (benefit)	**34.9**	(18.9)
Net income	**48.1**	77.3
Preferred dividend requirements of subsidiaries	**4.7**	4.7
Net income attributable to Alliant Energy common shareowners	**$43.4**	$72.6
Weighted average number of common shares outstanding (basic) (000s)	**110,368**	110,218
Earnings per weighted average common share (basic)	**$0.39**	$0.66
Weighted average number of common shares outstanding (diluted) (000s)	**110,451**	110,305
Earnings per weighted average common share (diluted)	**$0.39**	$0.66
Dividends declared per common share	**$0.395**	$0.375

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2010	December 31, 2009
	(in millions)	
ASSETS:		
Property, plant and equipment:		
Utility plant in service, net of accumulated depreciation	$5,433.0	$5,448.3
Utility construction work in progress	545.8	404.0
Other property, plant and equipment, net of accumulated depreciation	349.6	350.7
Current assets:		
Cash and cash equivalents	140.2	175.3
Other current assets	1,124.3	1,202.0
Investments	285.7	281.5
Other assets	1,196.8	1,174.2
Total assets	$9,075.4	$9,036.0
CAPITALIZATION AND LIABILITIES:		
Capitalization:		
Alliant Energy Corporation common equity	$2,774.2	$2,772.6
Cumulative preferred stock of subsidiaries, net	243.8	243.8
Noncontrolling interest	2.1	2.1
Long-term debt, net (excluding current portion)	2,204.7	2,404.5
Total capitalization	5,224.8	5,423.0
Current liabilities:		
Current maturities of long-term debt	201.5	101.5
Commercial paper	350.3	190.0
Other current liabilities	703.7	782.6
Other long-term liabilities and deferred credits	2,595.1	2,538.9
Total capitalization and liabilities	$9,075.4	$9,036.0

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Quarter Ended March 31,	
	2010	2009
	(in millions)	
Cash flows from operating activities	$189.2	$267.6
Cash flows used for investing activities:		
Construction and acquisition expenditures:		
Utility business	(222.6)	(295.6)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	(6.7)	(17.4)
Other	(2.9)	1.6
Net cash flows used for investing activities	(232.2)	(311.4)
Cash flows from (used for) financing activities:		
Payments to retire long-term debt	(100.0)	--
Common stock dividends	(43.6)	(41.4)
Net change in short-term borrowings	160.3	14.7
Other	(8.8)	7.3
Net cash flows from (used for) financing activities	7.9	(19.4)
Net decrease in cash and cash equivalents	(35.1)	(63.2)
Cash and cash equivalents at beginning of period	175.3	346.9
Cash and cash equivalents at end of period	$140.2	$283.7

KEY FINANCIAL STATISTICS

	March 31, 2010	March 31, 2009
Common shares outstanding (000s)	**110,768**	110,635
Book value per share	**$25.05**	$25.82
Quarterly common dividend rate per share	**$0.395**	$0.375

KEY OPERATING STATISTICS

	Quarter Ended March 31,		
	2010	2009	Change
Utility electric sales (000s of MWh)			
Residential	**2,040**	2,148	(5%)
Commercial	**1,520**	1,545	(2%)
Industrial	**2,639**	2,725	(3%)
Retail subtotal	**6,199**	6,418	(3%)
Sales for resale:			
Wholesale	**863**	899	(4%)
Bulk power and other	**416**	560	(26%)
Other	**40**	42	(5%)
Total	**7,518**	7,919	(5%)
Utility retail electric customers (at March 31)			
Residential	**841,768**	840,069	--
Commercial	**135,418**	134,442	1%
Industrial	**2,863**	2,926	(2%)
Total	**980,049**	977,437	--
Utility gas sold and transported (000s of Dth)			
Residential	**13,903**	14,223	(2%)
Commercial	**8,347**	8,936	(7%)
Industrial	**1,207**	1,219	(1%)
Retail subtotal	**23,457**	24,378	(4%)
Transportation / other	**13,896**	16,657	(17%)
Total	**37,353**	41,035	(9%)
Utility retail gas customers (at March 31)			
Residential	**366,290**	365,278	--
Commercial	**45,658**	45,449	--
Industrial	**557**	576	(3%)
Total	**412,505**	411,303	--

Margin increases from net impacts of weather (in millions)		
Electric margins -		
Weather impacts on demand compared to normal weather	**$2**	$3
Losses from weather derivatives[a]	**--**	(3)
Net weather impact	**$2**	$--
Gas margins -		
Weather impacts on demand compared to normal weather	**$2**	$4
Losses from weather derivatives[a]	**--**	(3)
Net weather impact	**$2**	$1

	Quarter Ended March 31,		
	2010	2009	Normal[b]
Heating degree days (HDDs) [a]			
Cedar Rapids, Iowa (IPL)	**3,679**	3,601	**3,372**
Madison, Wisconsin (WPL)	**3,455**	3,752	**3,484**

[a] Alliant Energy entered into weather derivatives based on HDDs during the months of January through March in 2009 to reduce potential volatility on its margins from the impacts of weather.
[b] HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical HDDs.